Exhibit 99.32

KPMG LLP
Chartered Accountants
St. Andrew’s Square II	Telephone	(250)480-3500
800-730 View Street	Telefax	(250)480-3539
Victoria BC V8W 3Y7	Internet	www.kpmg.ca

Alberta – Alberta Securities Commission

British Columbia – British Columbia Securities Commission

Manitoba – The Manitoba Securities Commission

New Brunswick – New Brunswick Securities Commission

Newfoundland and Labrador- Securities Commission of Newfoundland and Labrador

Northwest Territories – Registrar of Securities, Northwest Territories

Nova Scotia – Nova Scotia Securities Commission

Nunavut – Registrar of Securities, Nunavut

Ontario – Ontario Securities Commission

Prince Edward Island – Prince Edward Island Securities Office

Quebec – Autorité des marchés financiers

Saskatchewan – Financial and Consumer Affairs Authority of Saskatchewan – Securities Division

Yukon Territory – Registrar of Securities, Government of the Yukon Territory

Dear Sirs/Mesdames:

Re: Isotechnika Pharma Inc.

We refer to the information circular dated July 19, 2013 relating to the proposed statutory arrangement under Section 288 of the Business Corporations Act (British Columbia) involving Aurinia Pharmaceuticals Inc. and ILJIN Life Science Co. Ltd. pursuant to which the Isotechnika Pharma Inc. will acquire all of the issued and outstanding securities of Aurinia.

We consent to being named and to the use in the information circular of our report dated May 30, 2013 to the shareholders of Aurinia Pharmaceuticals Inc. on the following consolidated financial statements:

•	consolidated balance sheet as at December 31, 2012,

•	consolidated statements of operations, changes in shareholders’ equity and cash flows from incorporation on April 3, 2012 to December 31, 2012, and

•	notes, comprising a summary of significant accounting policies and other explanatory information.

Yours very truly,

July 19, 2013
Victoria, Canada

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.